Exhibit 21

Subsidiaries of VASCO Data Security International, Inc.

Name of Subsidiary	State or Country of Incorporation
VASCO Data Security, Inc.	Delaware, U.S.A.
VASCO Data Security Europe NV/SA	Belgium
VASCO Data Security NV/SA	Belgium
Lintel Security NV/SA	Belgium
VASCO Data Security Asia-Pacific Pte Ltd	Singapore
VASCO Data Security Pty Ltd	Australia
VASCO Data Security Australia Pty Ltd	Australia
VASCO Data Security B.V.	The Netherlands